Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980

May 8, 2024

VIA EDGAR

Samantha A. Brutlag, Esq.

Christina DiAngelo Fettig, Senior Staff Accountant

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Fidus Investment Corporation

Registration Statement on Form N-2 (File No. 333-277540)

Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2023

Dear Mses. Brutlag and Fettig:

On behalf of Fidus Investment Corporation (the “Company”), set forth below are the Company’s responses to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Company on April 2, 2024 and April 4, 2024: (i) with respect to the Company’s Registration Statement on Form N-2 (File No. 333-277540), filed with the SEC on February 29, 2024 (the “Registration Statement”); and (ii) in connection with the SEC’s review of the Company’s Annual Report on Form 10-K for fiscal year ended December 31, 2023 (File No. 814-00861) (the “Form 10-K”) as required by Section 408 of the Sarbanes-Oxley Act of 2002, as amended. The Staff’s comments are set forth below and are followed by the Company’s responses. Where revisions to the Registration Statement are referenced in the responses set forth below, such revisions have been included in Pre-Effective Amendment No. 1 to the Registration Statement filed with the SEC on May 8, 2024 (the “Amended Registration Statement”).

Legal Comments – Registration Statement

1.	Please file a cover letter with all future filings of new registration statements on Form N-2 explaining the basis for the filing and providing contact information for the Company’s legal counsel.

Response: The Company acknowledges the Staff’s comments and will file a cover letter with all future filings of new registration statements on Form N-2 explaining the basis for the filing and providing the contact information for the Company’s legal counsel.

2.

The Staff refers to the following disclosure that was included in the Company’s Registration Statement on Form N-2 (File No. 333-253525) filed with the SEC on April 30, 2021 that was deleted from the Registration Statement: “Although we are classified as a non-diversified investment company within the meaning of the 1940 Act, we maintain the flexibility to operate as a diversified investment company and have done so for an extended period of time.” Please note that, pursuant to Section 13(a)(1) of the Investment Company Act of 1940, as amended, and related guidance, a non-diversified investment company that operates as a diversified investment company for a period of greater than three years has de-facto changed its status to a diversified investment company and will then require shareholder approval to change its status to become a non-diversified investment company.

Response: The Company acknowledges the Staff’s comments and confirms that the Company has been operating as a non-diversified investment company.

3.	Please hyperlink all of the information that is incorporated by reference in the Registration Statement.

Response: The Company has hyperlinked all of the information that is incorporated by reference in the Amended Registration Statement.

Accounting Comments – Registration Statement

1.	Please file a new consent of RSM US LLP (“RSM”) in connection with the filing of the Amended Registration Statement.

Response: The Company has filed a new consent of RSM as Exhibit (n)(1) to the Amended Registration Statement.

2.	Please advise if RSM should consent to the reference of their name in Item 25(1) of the Registration Statement in their consent.

Response: RSM has consented to the reference of their name in Item 25 of the Registration Statement in the new consent of RSM filed as Exhibit (n)(1) to the Amended Registration Statement.

3.

In the first full paragraph on page 3 of the Registration Statement, please disclose the total return based on market value and the total return based on net asset value as of December 31, 2023. The Staff requests that the Registration Statement disclose the total return based on market value and the total return based on net asset value alongside any disclosure regarding the weighted average yield on the Company’s debt investment. On a supplemental basis, please confirm whether the weighted average yield on the Company’s debt investments (excluding investments on non-accrual status) is not materially different from the weighted average yield on the Company’s debt investments (including investments on non-accrual status). If the difference between the weighted average yield on the Company’s debt investments (including investments on non-accrual status) and the weighted average yield on the Company’s debt investments (excluding investments on non-accrual status) is material, please also disclose the weighted average yield on the Company’s debt investments (including investments on non-accrual status).

Response: The Company has revised page 3 of the Amended Registration statement to delete the disclosure relating to the weighted average yield on the Company’s debt investment. The Company acknowledges the Staff’s comments and will disclose the total return based on market value and the total return based on net asset value in any future prospectus disclosing the weighted average yield on the Company’s debt investment.

The Company respectfully advises the Staff on a supplemental basis that the weighted average yield on the Company’s debt investments (excluding investments on non-accrual status) of 14.2% is not materially different from the weighted average yield on the Company’s total portfolio (including investments on non-accrual status), which was 14.1% as of December 31, 2023. To the extent the difference between the weighted average yield on the Company’s debt investments (including investments on non-accrual status) and the weighted average yield on the Company’s debt investments (excluding investments on non-accrual status) is material in future periods, the Company will disclose the weighted average yield on the Company’s debt investments (including investments on non-accrual status) with any disclosure of the weighted average yield on the Company’s debt investments (including investments on non-accrual status) in future filings.

4.

The Staff refers to the heading entitled “Taxation” on page 5 of the Registration Statement, which indicates that the Company will not pay U.S. federal income taxes at the corporate level. The Staff notes that the Company has Taxable Subsidiaries that may be subject to excise tax. Please consider modifying the disclosure in this paragraph to reference the Taxable Subsidiaries and the potential payment of excise tax.

Response: The Company has revised page 5 of the Amended Registration Statement to reflect the Staff’s comment. The Company respectfully advises the Staff on a supplemental basis that the Company does not expect the Taxable Subsidiaries to be subject to U.S. federal excise tax unless the Taxable Subsidiaries are also treated as regulated investment companies for U.S. federal income tax purposes, which is currently not the case.

5.	Please hyperlink all of the information that is incorporated by reference in the Registration Statement.

Response: The Company has hyperlinked all of the information that is incorporated by reference in the Amended Registration Statement.

6.

Please explain how the information incorporated by reference in the section entitled “Price Range of Common Stock” on page 13 of the Registration Statement meets the requirements under subsection c. and d. of Item 8.5 of Form N-2.

Response: The Company respectfully advises the Staff on a supplemental basis that the disclosure under the section entitled “Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities” beginning on page 58 of the Form 10-K, which is incorporated by reference into the Registration Statement, satisfies the requirements under subsections c. and d. of Item 8.5 of Form N-2. The Price Range of Common Stock table on page 58 of the Form 10-K includes the share price and corresponding net asset value and premium/discount to net asset value as required by subsection c. of Item 8.5 of Form N-2. The first full paragraph under the Price Range of Common Stock table on page 58 of the Form 10-K and the disclosure under the subsection entitled “Issuer Purchases of Equity Securities” on page 62 of the Form 10-K includes the disclosures required by subsection d. of Item 8.5 of Form N-2.

Notwithstanding the foregoing, the Company has revised page 15 to include the Price Range of Common Stock table and related disclosures in order to include information as of the fiscal quarter ended March 31, 2024.

7.

Please add some additional narrative disclosure to the section entitled “Financial Highlights” on page 14 of the Registration Statement in accordance with General Instructions 2 and 8 to Item 4.1 of Form N-2.

Response: The Company has revised page 16 of the Amended Registration Statement to reflect the Staff’s comment.

8.

In the second sentence under the section entitled “Senior Securities” on page 16 of the Registration Statement, please delete “as of December 31, 2023”, which suggests that the Senior Securities table was audited only as of December 31, 2023.

Response: The Company has revised page 18 of the Amended Registration Statement to reflect the Staff’s comment.

9.

The information incorporated by reference in the section entitled “Portfolio Companies” does not satisfy all of the requirements under Item 8.6.a of Form N-2, including the address of each portfolio company and the percentage of class held by the registrant. Please revise the Registration Statement to include all of the information required under Item 8.6.a of Form N-2. In addition, please revise the first sentence in the section entitled “Portfolio Companies” to delete “brief” in describing the description of each portfolio company in which the Company had made an investment that represents greater than 5.0% of its total assets.

Response: The Company has revised pages 20-36 of the Amended Registration Statement to reflect the Staff’s comment.

10.

In the section entitled “Incorporation of Certain Information by Reference,” please hyperlink the Form 10-K and update the list of filings to include any Form 8-K filed with the SEC subsequent to the filing of the Registration Statement.

Response: The Company has hyperlinked the Form 10-K and revised page 92 of the Amended Registration Statement to include subsequent filings made with the SEC.

Accounting Comments – Form 10-K

1.

Please explain why the Company has not furnished its “glossy” annual report using Form ARS. Please confirm on a supplemental basis that, when Form ARS is required in the future, the Company will furnish it to the SEC on Form ARS.

Response: The Company respectfully advises the Staff on a supplemental basis that the Company has not furnished any “glossy” annual reports to its shareholders in connection with any meeting of the Company’s shareholders relating to the election of directors. To the extent the Company furnishes “glossy” annual reports to shareholders in connection with a shareholder meeting relating to the election of directors in the future, the Company will furnish such report to the SEC on Form ARS.

2.	In future filings, please use the standardized tag when tagging payment-in-kind data rather than a customized tag.

Response: The Company acknowledges the Staff’s comment and has used the standardized tag when tagging payment-in-kind data in the Company’s Quarterly Report on Form 10-Q for fiscal quarter ended March 31, 2024, which was filed with the SEC on May 2, 2024 (the “Form 10-Q”).

3.

The Staff notes that the disclosure on pages 22 and 37 of the Form 10-K with respect to reverse repurchase agreements are not consistent. In future filings, please revise such disclosures to be consistent.

Response: The Company acknowledges the Staff’s comments and will ensure the disclosure relating to reverse repurchase agreements are consistent in future filings.

4.	Please include the Fees and Expenses table in the Amended Registration Statement and reflect the foregoing changes:

a.	In footnote 11, please disclose how long the voluntary, non-contractual, and unconditional waiver will be in effect.

b.

Please advise if the Company has any “Acquired Fund Fees and Expenses” that should be disclosed in the Fees and Expenses table. The Staff notes that the Company has an investment in a money market fund. To the extent the Company’s investment in the money market fund generated acquired fund fees and expenses, then the foregoing must disclosed in the Fees and Expenses table under a separate caption entitled “Acquired Fund Fees and Expenses.”

c.	Please include the Company’s tax expenses in the amount disclosed under the caption entitled “Other Expenses” and revise footnote 9 to the Fees and Expenses table to reflect the foregoing.

d.	Please explain why the examples to the Fees and Expenses table include an assumption that none of the Company’s assets are cash and cash equivalents.

e.

Please disclose whether or not the voluntary, non-contractual, and unconditional waiver described in footnote 11 of the Fees and Expenses table is reflected in the examples to the Fees and Expenses table.

Response: The Company has included the Fees and Expenses table in the Amended Registration.

a.

The Company respectfully advises the Staff on a supplemental basis that the voluntary, non-contractual, and unconditional waiver is a permanent waiver from Fidus Investment Advisors, LLC to exclude any investments recorded as secured borrowings as defined under agreement from the base management fee, effective as of and beginning on April 1, 2021. The Company has revised footnote 11 to the Fees and Expenses table on pages 9-10 of the Amended Registration Statement to reflect the foregoing.

b.

The Company respectfully advises the Staff on a supplemental basis that the fees and expenses associated with the Company’s investment in the money market fund is less than 0.01% of the Company’s average net assets and, therefore, the Company has included such fees and expenses under the caption entitled “Other Expenses”, rather than separately disclosing such information under a separate caption entitled “Acquired Fund Fees and Expenses”, in accordance with General Instruction 10.a. of Item 3 of Form N-2. The Company has revised footnote 9 to the Fees and Expenses table on page 9 of the Amended Registration Statement to reflect the foregoing.

c.

The Company respectfully advises the Staff that the Company’s income tax provision (benefit) relating to (a) deferred and current tax provision (benefit) for U.S. federal income taxes and (b) excise, state and other taxes is reflected in the caption entitled “Other Expenses.” The Company has revised footnote 9 to the Fees and Expenses table on page 9 of the Amended Registration Statement to reflect the foregoing.

d.

The Company has revised page 10 of the Amended Registration Statement to delete the assumption that none of the Company’s assets are cash and cash equivalents and reflect that the examples assume that the Company’s annual operating expenses would remain at the levels set forth in the Fees and Expenses table.

e.

The Company respectfully advises the Staff on a supplemental basis that the voluntary, non-contractual, and unconditional waiver described in footnote 11 to the Fees and Expenses table on pages 9-10 of the Amended Registration Statement is reflected in the examples to the Fees and Expenses table. The Company has revised the disclosure under the heading entitled “Examples” on page 10 of the Amended Registration Statement to reflect the foregoing.

5.	The Staff refers to comment 25 in the response letter filed by the Company with the SEC on April 30, 2021, which provided as follows:

Item 303(a)(3) of Regulation S-K requires describing “any unusual or infrequent events or transactions or any significant economic changes that materially affected the amount of reported income from continuing operations and, in each case” indicating “the extent to which the income was so affected.” The Staff notes that according to the table on page 66 of the Annual Report, it appears that a majority of the Company’s losses for the year ended December 31, 2020 related to the sale of 50% of an equity investment. On a supplemental basis, please explain why narrative disclosure, as required by Item 303 (a)(3), was not included in the MD&A to describe such events.

Please advise if the foregoing comment has been addressed in the Form 10-K.

Response: The Company respectfully advises the Staff on a supplemental basis that the Company’s realized gain/(loss) on its equity investments during the year ended December 31, 2023 was a result of ordinary course sales of equity investments in portfolio companies and did not rise to the level of an unusual or infrequent event(s) or transaction(s) that materially affected the Company’s reported income during the period. Accordingly, the Company does not believe any additional narrative disclosure in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” is required pursuant to Item 303(a)(3) of Regulation S-K.

6.

In future filings, please revise disclosure relating to the critical accounting policies included in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” to supplement but not duplicate the disclosure included in the notes to the financial statements in accordance with Instruction 3 to Item 303(b)(3) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure under the heading entitled “Critical Accounting Policies and Use of Estimates” under the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Form 10-Q to reflect the Staff’s comment in future filings.

7.	Please include all of the information required with respect to restricted securities in accordance with footnote 8 to Rule 12-12 of Regulation S-X.

Response: The Company respectfully advises the Staff on a supplement basis that the Company has included a footnote to denote each investment in the Schedule of Investments that is a restricted security in the Form 10-Q and disclosed the aggregate value of all restricted securities and the percentage which the aggregate value bears to net assets. The Company notes that the other information required by footnote 8 to Rule 12-12 of Regulation S-X is otherwise disclosed in the Company’s Schedule of Investments.

8.

The Staff notes that the Company’s investments in unitranche loans have increased. On a supplemental basis, please advise whether the Company has any specific accounting policies it applies to co-lending arrangements, how the valuation of these investments takes into account the payment prioritization, the impact of such arrangements on the calculation of interest income and whether any of the co-lenders are affiliates.

Response: The Company respectfully advises the Staff on a supplemental basis that unitranche loans commonly refer to a first out / last out structure whereby the “last out” first lien loans have a secondary priority behind super-senior “first out” first lien loans in the collateral securing the loans. The applicable interest rates and prioritization payments are documented in an agreement among lenders executed at closing. The Company typically invests in the last out tranche of the unitranche loan, and does not co-invest with affiliates whereby an affiliate is the first out tranche of the unitranche loan.

The primary valuation technique generally used for estimating fair value of the Company’s debt investments is the discounted cash flow method. In the case of unitranche loans, the Company uses the interest rate and payment terms for the “last out” loan as defined in the agreement entered in by the lenders. There are no specific accounting policies for unitranche loans other than consideration of FASB ASC 860, if applicable, in the event that the Company sells a portion of unitranche loan that did not meet the definition of a “participating interest.”

9.

The Staff refers to the senior securities table included on page 119 of the Form 10-K. Please advise if the secured borrowings of $15,880 (in thousands) as of December 31, 2023 represents the par value of the secured borrowings. The Staff notes that the senior securities table should reflect the par value of such secured borrowings.

Response: The Company respectfully advises the Staff on a supplemental basis that the secured borrowings of $15,880 (in thousands) as of December 31, 2023 presented in the senior securities table represents the par value of the secured borrowings.

10.

The Staff refers to the foregoing disclosure on page 74 of the Form 10-K: “As of December 31, 2023, the carrying value of secured borrowings totaled $15.9 million and the fair value of the associated loans included in investments was $15.8 million.” Please reconcile the foregoing disclosure with footnotes (o), (aa), and (an) to the Schedule of Investments as of December 31, 2023.

Response: The Company respectfully advises the Staff on a supplemental basis that, with respect to each of American Allwaste (footnote (o)), 2KDirect (footnote (aa)), and ISI PSG Holdings, LLC (dba Incentive Solutions, Inc.) (footnote (an)), the $0.3 million, $4.0 million, and $13.5 million referenced in each footnote, respectively, refers to the original amount that was sold and recorded as a secured borrowing. As of December 31, 2023, the secured borrowing had (in thousands): (a) principal or par value of $330 and a fair value of $304 with respect to American Allwaste; (b) principal or par value of $3,328 and a fair value of $3,328 with respect to 2KDirect; and (c) principal or par value of $12,222 and a fair value of $12,168 with respect to ISI PSG Holdings, LLC. Subsequent to each original closing, there have been amortization payments paid against the secured borrowing reducing the original par value: (a) from $4.0 million to $3.3 million with respect to 2KDirect; and (b) from $13.5 million to $12.2 million with respect to ISI PSG Holdings, LLC. Since the original closing of American Allwaste, there has been no amortization payments and therefore no reduction in the par value for this investment.

11.

The Staff refers to the foregoing disclosure in the second paragraph under “Note 2. Significant Accounting Policies” on page 101 of the Form 10-K: “During fiscal year ended December 31, 2022, the Company elected to change the manner in which it presents residual investments in portfolio companies that have sold their operations and are in the process of winding down. These investments similar to escrow receivables are now included in prepaid expenses and other assets whereas previously they were included as a component of investments, at fair value, on the consolidated statements of assets and liabilities until the security was legally extinguished or relinquished.” Please advise how the foregoing presentation complies with the requirements under footnote 1 to the Rule 12-12 of Regulation S-X, which requires each issue to be listed separately. Please advise if these residual interests are securities and when the Company determines that a residual security is no longer required to be listed in the consolidated schedule of investments.

Response: The Company acknowledges the Staff’s comment and has disclosed each residual investment in the Company’s portfolio companies in the Consolidated Schedule of Investments in the Form 10-Q.

12.	Please confirm that escrow receivables and residual investments are fair valued.

Response: The Company respectfully advises the Staff on a supplemental basis that escrow receivables refers to investments that were previously exited and the Company no longer holds the security of the portfolio company and therefore are not fair valued. The carrying amount of the escrow receivables, however, approximate fair value. On the other hand, residual investments refer to portfolio investments in which the portfolio company has sold its operations and are in the process of winding down, but the Company continues to hold a security in the portfolio company and therefore are fair valued.

13.	In future filings, as it relates to deferred financing costs, please include disclosure required by FASB ASC 835-30-45, which requires the disclosure of the effective interest rate.

Response: The Company acknowledges the Staff’s comment and has disclosed the effective interest rate in the Form 10-Q.

*   *   *

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0278 or Sara Sabour Nasseri at (202) 383-0806.

Sincerely,

/s/ Payam Siadatpour
Payam Siadatpour, Esq.

Cc:	Edward H. Ross, Chief Executive Officer

Shelby E. Sherard, Chief Financial Officer, Chief Compliance Officer and Secretary

Sara Sabour Nasseri, Esq., Eversheds Sutherland (US) LLP